MDS Announces Quarterly Dividend

TORONTO, Dec. 12, 2006 - MDS Inc. (TSX: MDS; NYSE: MDZ) announced today that the Board of Directors has declared that the Company’s final quarterly cash dividend of $0.0325 per share will be payable on January 8, 2007 to shareholders of record at the close of business on December 20, 2006.

As announced in October of this year, the Company intends to discontinue the payment of a quarterly dividend and its related stock dividend and share purchase plan following the completion of the MDS Diagnostics Services transaction.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day. MDS Diagnostic Services, a business unit of MDS Inc. (TSX: MDS, NYSE: MDZ), is a leading provider of laboratory testing and management services.

For further information contact:

Investors:
Sharon Mathers
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com

Media:
Catherine Melville
(416) 675-6777 x 32265
catherine.melville@mdsinc.com